

Mail Stop 3720

August 5, 2008

VIA U.S. MAIL AND FAX (866) 879-4529

Ms. Sariah Hopkins
Chief Financial Officer
Debut Broadcasting Company Inc.
1209 16th Avenue South
Nashville, TN 37212

> **Re: Debut Broadcasting Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 0-50762**

Dear Ms. Hopkins:

We have reviewed your supplemental response letter dated July 13, 2008 as well as your filing and have the following comments. As noted in our comment letter dated June 5, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. Please file the amendments to your Forms 10-K and 10-Q included as exhibits to your letter dated July 13, 2008.

Shamrock Broadcasting Inc.
River Broadcasting Company, page F-11

2. We note your response to prior comment 7. Please amend the Form 8-K filed on June 22, 2007 to provide audited and pro forma financial statements for the required periods.

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Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director